Exhibit 99.2

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

2436813

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

FIRSTSERVICE CORPORATION

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2014/10/06

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: / Nombre d'administrateurs :
minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre — or / ou — minimum and maximum / minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

As set out in Pages 1(A) to 1(B) attached hereto and made a part hereof.

07119 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
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1(A)

Authorized Capital

1.	The authorized capital of the Corporation is hereby amended as follows:

(a)	by deleting all the authorized Preference Shares, issuable in one or more series and the rights, privileges, restrictions and conditions attaching thereto upon these Articles of Amendment becoming effective;

(b)	by deleting all the authorized Multiple Voting Shares and the rights, privileges, restrictions and conditions attaching thereto upon these Articles of Amendment becoming effective; and

(c)	by re-designating all presently existing Subordinate Voting Shares in the capital of the Corporation (both issued and unissued) as "Common Shares" (the "Common Shares") and by replacing all of the rights, privileges, restrictions and conditions presently attached thereto with those rights, privileges, restrictions and conditions hereinafter set out.

2.	The authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of Common Shares.

COMMON SHARES

3.	The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(a)	The holders of the Common Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, and at such meeting shall have one (1) vote for each Common Share held.

(b)	Subject to any provisions of the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act") and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Common Shares may then be listed, all or any part of the Common Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

(c)	The Common Shares shall not be redeemable by the Corporation.

(d)	If the Act would in effect require in the absence of this clause 3(d) that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Common Shares, or to create special shares ranking in priority to or on a parity with the Common Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Common Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Common Shares duly called for that purpose and, at such meeting, each holder of Common Shares shall be entitled to one vote for each Common Share held.

1(B)

(e)	The holders of the Common Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to: (a) increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Common Shares; or (b) create a new class of shares equal or superior to the Common Shares.

(f)	The holders of the Common Shares shall be entitled to receive such dividends as may be declared thereon by the board of directors of the Corporation.

(g)	In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall be paid or distributed in equal amounts per share on all Common Shares at the time outstanding without preference or distinction, and the holders thereof shall as such participate on a share-for-share basis equally therein.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2019/05/03

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

FIRSTSERVICE CORPORATION

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

JEREMY RAKUSIN

CHIEF FINANCIAL OFFICER

(Description of Office)
(Fonction)

07119 (2011/05)

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